2/7/06

Rec'd 1/18/06

A/3 2/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06001794

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 1 8 2006 BRANCH OF REGISTRATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southampton Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

(No. and Street)

SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DINESH S. SHAH (215) 322-8530

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICCARDI MICHAEL E.

(Name – *if individual, state last, first, middle name*)

14 S. STATE ST. NEWTOWN PA 18940

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 3/10/06

OATH OR AFFIRMATION

I, Dinesh S. Shah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southampton Inv. Ser. Inc., as of 12-31-, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dinesh S. Shah
Signature

President
Title

Kathleen M Orlando
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathleen M. Orlando, Notary Public
Upper Southampton Twp., Bucks County
My Commission Expires Feb. 17, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. Riccardi Agency
at Cornell Place
14 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker/Appraiser

Office: (215) 860-3557
Fax: (215) 860-6277

January 12, 2006

Mr. Dinesh S. Shah, President
Southampton Investment Services, Inc.
1476 Rosebud Road
Southampton, PA 18966

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Southampton Investment Services, Inc. as of December 31, 2005 and the related statements of income, financial earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

It is the nature of this company that securities are not held by the company but sent directly to the clearing broker. For this reason, no procedure for safeguarding securities by the company was performed.

In our opinion, except for the inability to inspect securities for the reason mentioned, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

M.E. Riccardi
Public Accountant*

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

M. Riccardi Agency
at Cornell Place
14 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker/Appraiser

Office: (215) 860-3557
Fax: (215) 860-6277

January 12, 2006

To the Shareholders and Directors:

I have examined the financial statements of Southampton Investment Services, Inc. as of December 31, 2005 and have issued my report thereon. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system, the procedures for safeguarding securities, and the practices and procedures the review of which is specified in subparagraphs (i) to (iv) of rule 17a-(g)(1), to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the securities exchange act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and the Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other audited procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective on internal accounting control is to provide reasonable, but no absolute, assurance as the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintenance accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes judgments by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period December 31, 2005 which was made for the purpose set forth in the first paragraph above and would not necessarily disclose all weakness in the system which may have existed during the period under review, disclosed no weakness that I believe to be material.

Yours truly,

M.E. Riccardi
Public Accountant*
MER/cmr

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

BALANCE SHEET AS OF DEC 31,2005

Assets	
Current Assets	
Cash	$487.22
Securities	169,946.17
Sws Securities	17,953.61
Total Current Assets	**$188,387.00**
TOTAL ASSETS	**$188,387.00**
Liabilities and Shareholders Equity	
Current Liabilities	
Accounts Payable	495.00
Total Liabilities	**$495.00**
Capital	
Common shares Authorized 20000 shares	
No Par Value	120,000.00
Retained Earnings	67,892.00
Total Capital	**$187,892.00**
TOTAL LIABILITIES & CAPITAl	**$188,387.00**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

INCOME STATEMENT FOR PERIOD

	JAN 01,2005 TO DEC 31,2005
Revenues:	
Commissions	$13,080.42
Interest	2,506.71
Other Income	342.00
Trading	-3,129.46
Dividend	2,539.41
Total Revenues	**$15,339.08**
Expenses:	
Communications	6,079.28
Publications	446.94
Wages	
Payroll Taxes	
Gifts	
Auto	
Registration	1,650.00
Entertainment	41.51
Miscellaneous	37.05
Office Equip.	129.99
Employee Benefits	8,929.96
Office Supplies	37.46
Taxes	21.62
Postage	**$56.10**
Total Expenses	**$17,429.91**
NET INCOME	-$2,090.83

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

STATEMENT OF RETAINED EARNINGS FOR PERIOD JAN 01. 2005 TO DEC 31,2005

RETAINED EARNINGS JAN 01,2005	$69,982.83
Net Income for Period	-2,090.83
RETAINED EARNINGS DEC 31,2005	**$67,892.00**

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

CASH FLOW FROM OPERATIONS

NET EARNINGS	-2090.83
CHANGES IN OPERATIONING ASSETS LIABILITIES	
DECREASE IN SECURITIES OWNED	16169.81
INCREASE IN SWS A/C	-13999.37
DECREASE IN TAXES PAYABLE	-472.68
NET CASH PROVIDED BY OPERATIONS	-393.07
CASH ON JAN 01,2005	$880.29
CASH ON DEC 31,2005	$487.22

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 1896[illegible] as of 12-31-05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 187,892	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 40	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(40)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 187,852	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	4199	3734		
	D. Undue Concentration	680	3650		
	E. Other (List)		3736	(4879)	3740
10.	Net Capital			$ 182,973	3750

OMIT PENNIES

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530

RECONCILIATION OF NET CAPITAL ENDING DEC 31,2005

Net Worth At Beginning of Period Covered By This statement Jan 01.2005	$189,982.83
Profits (Losses) For 12 Months Ending Dec 31,2005	-2,090.83
Total	**$187,892.00**
Deductions:	
Petty Cash	$39.87
Hair Cut	4,878.60
Total Deductions	**$4,918.47**
Net Capital, Dec 31,2005	**182,973.53**
Net Computation As Per Unaudited Computation	182,973.00
Discrepancy	**$0.53**

SOUTHAMPTON INVESTMENT SERVICES, INC
1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF CHANGES IN FINANCIAL CONDITION FOR CALANDER YEAR 2005

Sources of Funds	
Net Profit	-$2,090.83
SWS Securities	
Securities	16,169.81
Increase in Taxes Payable	
Total	**$14,078.98**
Uses of Funds	
SWS Securities	13,999.37
Decrease in Taxes Payable	472.68
Total	**$14,472.05**
Decrease in Working Capital	**$393.07**

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

Notes to statement of Financial Condition:

(1) Southampton Investment Services Inc., (the "company") is a broker-dealer and clears all transations through SWS Securities Inc. on a fully disclosed basis.

(2) Securities are carried on a settlement day basis.

(3) Securities are valued on a market value basis.

(4) No sub-ordinated loans are outstanding.

(5) As a registered broker-dealer and member of NASD, the "Company" is subject to Uniform Net Capital Rule 17a –5 (a) of Securities and Exchange Commission. "Company" as of December 31, 2005, net capital of $ 182,973 against the required capital of $ 100,000.

(6) "Company" does not have any lease obligations.

M. Riccardi Agency
at Cornell Place
16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker/Appraiser

Office: (215) 860-3557
Fax: (215) 860-6277

January 12, 2006

Mr. Dinesh S. Shah, President
Southampton Investment Services, Inc.
1476 Rosebud Road
Southampton, PA 18966

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Southampton Investment Services, Inc. as of December 31, 2005 and the related statements of income, financial earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

It is the nature of this company that securities are not held by the company but sent directly to the clearing broker. For this reason, no procedure for safeguarding securities by the company was performed.

In our opinion, except for the inability to inspect securities for the reason mentioned, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

M.E. Riccardi
Public Accountant*

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

M. Riccardi Agency
at Cornell Place
16 South State Street
Newtown, PA 18940

Michael E. Riccardi
P.A., E.A., A.T.A.
Real Estate Broker/Appraiser

Office: (215) 860-3557
Fax: (215) 860-6277

January 12, 2006

To the Shareholders and Directors:

I have examined the financial statements of Southampton Investment Services, Inc. as of December 31, 2005 and have issued my report thereon. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system, the procedures for safeguarding securities, and the practices and procedures the review of which is specified in subparagraphs (i) to (iv) of rule 17a-(g)(1), to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the securities exchange act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and the Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other audited procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective on internal accounting control is to provide reasonable, but no absolute, assurance as the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintenance accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes judgments by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period December 31, 2005 which was made for the purpose set forth in the first paragraph above and would not necessarily disclose all weakness in the system which may have existed during the period under review, disclosed no weakness that I believe to be material.

Yours truly,

M.E. Riccardi
Public Accountant*
MER/cmr

* Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L